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                               November 30, 2021

       Thomas A. Feil
       President
       Capital One Auto Receivables, LLC
       1680 Capital One Drive
       McLean, Virginia 22102

                                                        Re: Capital One Auto
Receivables, LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed November 3,
2021
                                                            File No. 333-260710

       Dear Mr. Feil:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       Form of Prospectus
       Risk Factors, page 19

   1. To the extent that you believe investors in these asset-backed securities may be impacted by climate related
events, including, but not limited to, existing or pending legislation or regulation that relates
to climate change, please consider revising your disclosure to describe these risks.
See the Commission   s Guidance Regarding Disclosure Related to
                                                        Climate Change,
Interpretive Release No. 33-9106 (February 8, 2010).
 Thomas A. Feil
FirstName
Capital OneLastNameThomas
            Auto Receivables,A.LLC
                                Feil
Comapany 30,
November   NameCapital
               2021     One Auto Receivables, LLC
November
Page 2     30, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eathen Gums at 202-551-7991 or Benjamin Meeks at 202-551-7146 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance